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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
           ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)

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                                USF&G CORPORATION
                                (Name of Issuer)

                                USF&G CORPORATION
                          THE ST. PAUL COMPANIES, INC.
                      (Name of Person(s) Filing Statement)

                             ZERO COUPON CONVERTIBLE
                           SUBORDINATED NOTES DUE 2009
                              OF USF&G CORPORATION
                         (Title of Class of Securities)

                                   903290-AD6
                      (CUSIP Number of Class of Securities)

                                 JOHN F. HOFFEN
                               CORPORATE SECRETARY
                                USF&G CORPORATION
                               6225 CENTENNIAL WAY
                            BALTIMORE, MARYLAND 21209
                                 (410) 547-3000
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                   Copies to:

          BRUCE A. BACKBERG                             JOSEPH B. FRUMKIN
SENIOR VICE PRESIDENT AND CHIEF LEGAL COUNSEL          SULLIVAN & CROMWELL
     THE ST. PAUL COMPANIES, INC.                        125 BROAD STREET
       385 WASHINGTON STREET                          NEW YORK, NEW YORK 10004
     ST. PAUL, MINNESOTA 55102                            (212) 558-4000
         (612) 310-7911
                                  MAY 15, 1998
    (Date Tender Offer First Published, Sent or Given to Security Holders)

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                          CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
         $108,767,123.10                                $21,754
|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:
     Form or registration no.:
     Filing Party:
     Date Filed:
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*    The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $175,233,000 principal amount at maturity of Notes at the repurchase price $620.70 per $1,000 principal amount at maturity. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

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                             INTRODUCTORY STATEMENT

         This Schedule 13E-4 relates to a change of control offer (the "Offer") by USF&G Corporation, a Maryland corporation ("USF&G") and a wholly owned subsidiary of The St. Paul Companies, Inc., a Minnesota corporation ("St. Paul"), to purchase for cash, on the terms and subject to the conditions set forth in the Change of Control Notice and Offer to Purchase dated May 15, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), any and all of the outstanding Zero Coupon Convertible Subordinated Notes due 2009 of USF&G (the "Notes"). The Notes are convertible into shares of Common Stock, no par value ("St. Paul Common Stock"), of St. Paul at, after giving effect to the two-for-one stock split declared by the Board of Directors of St. Paul on shares of St. Paul Common Stock held of record as of May 6, 1998 (the "Stock Split"), a conversion rate of 16.6434 shares of St. Paul Common Stock per $1,000 principal amount at maturity of Notes. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits
(a)(1) and (a)(2) hereto.

ITEM 1.      SECURITY AND ISSUER.

(a) The issuer of the Notes is USF&G, a wholly owned subsidiary of St. Paul. The address of USF&G's principal executive office is 6225 Centennial Way, Baltimore, Maryland 21209. The Notes are convertible into St. Paul Common Stock. The address of St. Paul's principal executive office is 385 Washington Street, St. Paul, Minnesota 55102.

(b) The securities which are the subject of the Offer are the Notes. The Notes are convertible into shares of St. Paul Common Stock, after giving effect to the Stock Split, at a conversion rate of 16.6434 shares of St. Paul Common Stock per $1,000 principal amount at maturity of Notes. St. Paul is a joint and several obligor with USF&G with respect to the due and punctual payment of the principal of, and premium, if any, and interest on, the Notes when due and all other monetary obligations under the terms of the Notes and the Indenture. As of May 14, 1998, there was $175,233,000 aggregate principal amount at maturity of Notes outstanding. The Offer is for any and all Notes, in denominations of $1,000 principal amount at maturity or integral multiples thereof, at a price equal to $620.70 per $1,000 principal amount at maturity of Notes. To the best knowledge of USF&G and St. Paul, no Notes are being purchased from any officer, director or affiliate of USF&G or St. Paul.

(c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information" is incorporated herein by reference.

(d) USF&G and St. Paul are filing this statement. The addresses of USF&G and St. Paul are set forth in Item 1(a). USF&G is a wholly owned subsidiary of St. Paul.

ITEM 2.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.

(b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

       The information set forth in the section of the Offer to Purchase entitled "The Offer--Purpose and Effects of the Offer" is incorporated herein by reference. Notes repurchased under the Offer will cease to be outstanding and will be delivered to The Chase Manhattan Bank, as successor to Chemical Bank, as Trustee, for cancellation immediately after such repurchase.


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(a) The information set forth in the section of the Offer to Purchase entitled
"The Offer--General" is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled "Recent Developments--The Merger" is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled "Recent Developments--The Merger" is incorporated herein by reference.

(d) None.

(e) None.

(f) None.

(g) None.

(h) Not applicable.

(i) Not applicable.

(j) The information set forth in the cover page to the Offer to Purchase and the section of the Offer to Purchase entitled "Available Information" is incorporated by reference.

ITEM 4.      INTEREST IN SECURITIES OF THE ISSUER.

       Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

       The information set forth in the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Offer--General," "The Offer--Purpose and Effects of the Offer" and "Recent Developments" is incorporated herein by reference.

ITEM 6.      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

       The information set forth in the cover page of the Offer to Purchase and the section of the Offer to Purchase entitled "The Depositary" is incorporated herein by reference.

ITEM 7.      FINANCIAL INFORMATION.

(a) The following documents, which have been filed by USF&G (File No. 1-8233) with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

       (1) USF&G's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

       (2) USF&G's Current Reports on Form 8-K dated January 19, 1998, January 22, 1998 and February 26, 1998.


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       (3) USF&G's Proxy Statement relating to the Merger dated January 27, 1998 and mailed to its shareholders on January 28, 1998.

       The following documents, which have been filed by St. Paul (File No. 0-3021) with the Commission under the Exchange Act, are incorporated herein by reference:

       (1) St. Paul's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

       (2) St. Paul's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.

       (3) St. Paul's Current Reports on Form 8-K dated April 24, 1998, April 27, 1998, May 5, 1998 and May 14, 1998.

       (4) St. Paul's Proxy Statement/Prospectus relating to the Merger dated January 27, 1998 and mailed to its stockholders on January 28, 1998.

       (5) St. Paul's Proxy Statement relating to its Annual Meeting of Stockholders on May 5, 1998 dated March 19, 1998.

       All documents filed with the Commission by St. Paul pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or subsequent to the date hereof shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

       Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

(b) Not applicable.

ITEM 8.      ADDITIONAL INFORMATION.

(a) None.

(b) None, except for compliance with the Exchange Act and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.

(c) None.

(d) None.

(e) Reference hereby made to the exhibits hereto which are incorporated in their entirety herein by reference.


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ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

(a) Exhibit (a)(1) Change of Control Notice and Offer to Purchase, dated May 15, 1998.
     Exhibit (a)(2) Letter of Transmittal.
     Exhibit (a)(3) Notice of Guaranteed Delivery.
     Exhibit (a)(4) Letter to clients.
     Exhibit (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.
     Exhibit (a)(6) Notice published in The New York Times (national edition) on May 15, 1998.

(b) Not applicable.

(c)(1) Indenture, dated as of January 28, 1994, between USF&G, as issuer, and Chemical Bank, as Trustee (incorporated by reference to Exhibit 4E to USF&G's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1993).

(c)(2) First Supplemental Indenture, dated as of April 24, 1998, among St. Paul, USF&G, as issuer, and The Chase Manhattan Bank, as successor to Chemical Bank, as Trustee.

(c)(3) Form of Note, dated March 3, 1994 (incorporated by reference to Exhibit 4 to USF&G's Current Report on Form 8-K, dated March 3, 1994).

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.


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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              USF&G CORPORATION


                                              By:  /s/ John F. Hoffen, Jr.
                                              Name:  John F. Hoffen, Jr.
                                              Title: Corporate Secretary


                                              THE ST. PAUL COMPANIES, INC.


                                              By:  /s/ Bruce A. Backberg
                                              Name:  Bruce A. Backberg
                                              Title: Senior Vice President and
                                                     Chief Legal Counsel


Dated:  May 15, 1998


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                                  EXHIBIT INDEX

EXHIBIT                 DESCRIPTION


(a)(1) - Change of Control Notice and Offer to Purchase, dated May 15, 1998.
(a)(2) - Letter of Transmittal.
(a)(3) - Notice of Guaranteed Delivery.
(a)(4) - Letter to clients.
(a)(5) - Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(6) - Notice published in The New York Times (national edition) on
         May 15, 1998.
(c)(1) - Indenture, dated as of January 28, 1994, between USF&G, as issuer, and Chemical Bank, as Trustee (incorporated by reference to Exhibit 4E to USF&G's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1993).
(c)(2) - First Supplemental Indenture, dated as of April 24, 1998, among
         St. Paul, USF&G, as issuer, and The Chase Manhattan Bank, as successor to Chemical Bank, as Trustee.
(c)(3) - Form of Note, dated March 3, 1994 (incorporated by reference to
         Exhibit 4 to USF&G's Current Report on Form 8-K, dated March 3, 1994).


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